Exhibit 99.2

PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
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EURONAV NV AND GENER8 MARITIME, INC. ANNOUNCE MERGER AGREEMENT

ANTWERP, Belgium, and New York, New York, 21 December 2017 – The Boards of Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") and Gener8 Maritime, Inc. (NYSE: GNRT) ("Gener8") are pleased to announce that they have reached an agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav (the merger to form the "Combined Entity").

The merger will create the leading independent large crude tanker operator including:

•	75 crude tankers, including 44 VLCCs and 28 Suezmax crude tankers, representing over 18 million DWT in the aggregate.
•	Combined Entity balance sheet assets of over USD 4 billion.
•	Estimated pro-forma market capitalization of approximately USD 1.8 billion based on Euronav's closing price of USD 8.10 per share on 20 December 2017.
•	Marked-to-market leverage of less than 50% for the Combined Entity.
•	A liquidity position estimated at more than USD 750 million, including cash on hand and undrawn amounts available under existing credit facilities.

KEY TRANSACTION TERMS

•	0.7272 Euronav shares for each share of Gener8 (the "Exchange Ratio") which is expected to result in the issuance of approximately 60.9 million new Euronav shares to Gener8 shareholders.
•	The Exchange Ratio was calculated on the basis of several factors, including a relative net asset value (NAV) methodology analysis.
•	The Exchange Ratio implies a premium of 35% paid on Gener8 shares based on the closing share prices on 20 December 2017.
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The merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8).

PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
_______________________________________________________________

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The merger is subject to the approval of Gener8's shareholders, the consent of certain of Gener8's lenders to assign certain debt facilities to the Combined Entity, the effectiveness of a registration statement to be filed by Euronav with the U.S. Securities and Exchange Commission (the "SEC") to register the Euronav shares to be issued in the merger (the "New Registration Statement"), the listing of such shares on the New York Stock Exchange (the "NYSE") and other customary closing conditions.

•	No additional equity issuance is currently contemplated beyond the approximately 60.9 million Euronav shares to be issued in exchange for Gener8 shares.
•	Euronav as the Combined Entity will remain listed on NYSE and Euronext under the symbol "EURN."
•	Carl Steen, Paddy Rodgers and Hugo De Stoop will remain respectively Chairman of the Board, CEO and CFO of the Combined Entity.
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The merger will require the approval of the holders of a majority of Gener8's outstanding shares. A group of shareholders, representing approximately 48% of the issued and outstanding shares of Gener8, including certain current directors of Gener8, have committed or are expected to commit shortly to vote in favour of this merger, subject to the terms and conditions contained in voting agreements with Euronav.

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A reputable third-party tanker owner has agreed to purchase from the Combined Entity six modern VLCCs upon closing of this transaction at a price of USD 434 million. The sale will allow Euronav to maintain sustainable and robust financial ratios and keep leverage and liquidity well within Management's desired levels.

The Euronav NV board has unanimously approved the transaction and the merger does not require the approval of Euronav's shareholders.

Euronav and Gener8 believe that the merger will:

•	Be accretive to the shareholders of both companies and is consistent with previously set expansion criteria of Euronav.
•	Create the world's leading independent crude tanker operator with 75 large crude tankers focused predominately on the VLCC and Suezmax asset classes and two FSO vessels in joint venture.
•	Provide tangible economies of scale via pooling arrangements, procurement opportunities, reduced overhead and enhanced access to capital.
•	Offer a well-capitalised, highly liquid company for investors to participate in the tanker market.
•	Through commitment to the Tankers International Pool (a spot market-oriented tanker pool), provide the lowest commercial fees as a percentage of revenue in the sector upon closing of the merger.
•	Allow Euronav to retain the same disciplined dividend policy for the Combined Entity.

PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
_______________________________________________________________

One of the independent Board members of Gener8, Steve Smith, is expected to join the Board of Euronav following completion of the merger, which is expected by the latest end June 2018.

In arriving at the Exchange Ratio, Euronav has taken into account a number of factors including the estimated net asset values of each company, the recent share price performance of the two companies, and the opportunity to combine two tanker fleets with good prospects for stronger combined growth.

The Gener8 board believes that the terms of the merger are in the best interests of Gener8 shareholders.

The Euronav Board considers the merger to be in the best interests of Euronav shareholders as a whole and has unanimously approved the transaction.

For further information about the Merger, please refer to the New Registration Statement to be filed with the SEC by Euronav and the proxy statement to be filed by Gener8.

Commenting on the merger, Carl Steen, Chairman of Euronav said: "The merger between Euronav and Gener8 is expected to deliver real value for both sets of shareholders. The financial strength of the Combined Entity together with a strong leadership team will make it well placed to navigate the tanker cycle".

Paddy Rodgers, CEO of Euronav said: "This transaction marks an exciting development for Euronav. The merger creates the leading tanker company which is better placed to serve the needs of our customers and support our partners."

Peter Georgiopoulos, Chairman and CEO of Gener8 said: "I have been a vocal advocate for consolidation in the shipping industry and have always stated that we would be a willing buyer or seller depending upon what is best for our shareholders.  This transaction creates the largest independent VLCC fleet in the world.  The combined company has a very bright future that will benefit both Gener8 and Euronav shareholders."

PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
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ADVISORS

Seward & Kissel LLP is serving as legal counsel to Euronav in connection with the merger, Shearman & Sterling LLP is serving as legal counsel to the transaction committee of Gener8 and Kramer Levin Naftalis & Fankel LLP is serving as legal counsel to Gener8.  RMK Maritime is serving as financial advisor to Euronav's Board of directors and UBS Securities LLC is serving as financial advisor to Gener8. For Belgian law matters, Euronav was advised by Argo Law.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbor protections for forward-looking statements with the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Euronav and Gener8 desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies' control, there can be no assurance that Euronav or Gener8 will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Euronav and Gener8 to successfully complete the proposed merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the Combined Entity's operations and other conditions to the completion of the acquisition, risks relating to the integration of Gener8's operations and the possibility that the anticipated synergies and other benefits of the proposed merger will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger, the failure of counterparties to fully perform their contracts with Euronav or Gener8, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies' operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies' vessels, availability of financing and refinancing to meet the capital needs of the Combined Entity, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the IMO and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Euronav's and Gener8's filings with the SEC for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Euronav's and Gener8's forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Euronav nor Gener8 assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
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IMPORTANT INFORMATION FOR INVESTORS

This announcement is not a recommendation in favor of a vote on the transaction, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed merger, Euronav intends to file with the SEC a registration statement on Form F–4 that will constitute a prospectus of Euronav and include a proxy statement of Gener8. Euronav and Gener8 also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Euronav and Gener8 with the SEC at the SEC's website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Euronav or Gener8 at the following:

Euronav NV	Gener8 Maritime, Inc.
Mr. Brian Gallagher – Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com	Mr. Leonidas J. Vrondissis – Chief Financial Officer Tel: +1 212 763 5600 Email: ir@gener8maritime.com

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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PRESS RELEASE
Regulated information
This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Thursday 21 December 2017 – 8 a.m. CET
_______________________________________________________________

Announcement of Euronav fourth quarter results 2017: Thursday, 25 January 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 18 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

About Gener8
As of December 20, 2017, Gener8 Maritime has a fleet of 30 wholly-owned vessels comprised of 21 VLCCs, 6 Suezmaxes, one Aframax, and two Panamax tankers.  Gener8 Maritime's fleet has a total carrying capacity of approximately 7.5 million deadweight tons ("DWT") and an average age of approximately 3.7 years on a DWT basis. Gener8 Maritime is incorporated under the laws of the Marshall Islands and headquartered in New York.

Regulated information within the meaning of the Royal Decree of 14 November 2007.